

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via E-mail
Andrew Clarke
Chairman and Chief Executive Officer
First Corporation
Maranello, Watch House Green,
Felsted, Essex, CM6 3EF,
United Kingdom

> **Re:** **First Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 28, 2012**
> **Supplemental Response dated September 17, 2012**
> **File No. 000-52724**

Dear Mr. Clarke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your Preliminary Information Statement filed on April 3, 2012 describing the transaction with Gecko Landmarks and the proposed disclosure in your response letter indicating that (1) the authorization of increased shares relates to the funding of an acquisition of Gecko Landmarks Limited and (2) the acquisition is conditioned upon completion of the stock split. Given the purpose of the corporate actions, please provide the information required by Item 14 of Schedule 14A for your acquisition transaction with Gecko Landmarks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Mary O'Hara
        Griffitts O'Hara LLP